October 27, 2006

Mail Stop 4561

Mr. Nobuyuki Koga
President and Chief Executive Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

Re: Nomura Holdings, Inc.
Form 20-F for Fiscal Year Ended March 31, 2006
File No. 1-15270

Dear Mr. Koga:

We have reviewed your letter filed on September 29, 2006 and have the following comment.

Form 20-F for the Fiscal Year Ended March 31, 2006:

1. We note your response to comments one and two of our letter dated September 15, 2006. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X; however, we believe that disclosure of what, if anything, we decide to do is premature at this time. Based upon the representations you have provided to us regarding the reasons why your financial statements do not fully comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please

Nobuyuki Koga
Nomura Holdings, Inc.
October 27, 2006
Page 2
understand that we may have additional comments after reviewing your responses to our comments.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Assistant Chief Accountant